恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

82-3964

RECEIVED
2004 SEP 14 A 9:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref.: HASE/JY/HI/03514

27th August, 2004

04036839

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Announcement:
Change of Registered Office

We enclose for your information a copy of the Company's announcement on 26th August, 2004 in relation to the change of registered office, which has been advertised in newspapers on 27th August, 2004.

Yours faithfully,

PROCESSED
SEP 14 2004
THOMSON
FINANCIAL

John Yip
Company Secretary

Encl.

JY/pm

dlw 9/14

South China Morning Post
Published on 27th August, 2004

HENDERSON INVESTMENT LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0097)

CHANGE OF REGISTERED OFFICE

The Company's registered office has been changed to 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong with effect from 25th August, 2004.

The board of directors (the "Board") of Henderson Investment Limited (the "Company") announces that the registered office of the Company has been changed to 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong with effect from 25th August, 2004.

By Order of the Board
John YIP Ying Chee
Secretary

Hong Kong, 26th August, 2004

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Tat Man, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Lee Ka Shing, Patrick Kwok Ping Ho, Ho Wing Fun, Lau Chi Keung, Donald Cheung Ping Keung, Augustine Wong Ho Ming, Suen Kwok Lam and Sit Pak Wing; and (2) independent non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man, Gordon Kwong Che Keung, Alex Wu Shu Chih and Jackson Woo Ka Biu (as alternate to Woo Po Shing).